Exhibit 99.1

NYSE, TSX: NTR	News Release

March 19, 2019

Nutrien Prices Offering of an Aggregate US$1.5 Billion, 10-Year and 30-Year Senior Notes

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) today announced the pricing of US$750 million aggregate principal amount of 4.200 percent senior notes due April 1, 2029, and US$750 million aggregate principal amount of 5.000 percent senior notes due April 1, 2049 (together, the “senior notes”). The offering is expected to close on or about April 1, 2019, subject to customary closing conditions. The senior notes, registered under the multi-jurisdictional disclosure system in Canada and the United States, will not be offered in Canada or to any resident of Canada.

Nutrien intends to use the net proceeds from this offering to repay US$500 million aggregate principal amount of 6.500 percent senior notes due 2019 upon their maturity on May 15, 2019, to reduce other indebtedness and for general corporate purposes. The senior notes will be unsecured and rank equally with Nutrien’s existing unsecured debt. The joint book-running managers for the offering are Barclays Capital Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC.

The offering will be made by way of a prospectus supplement dated March 19, 2019, to Nutrien’s short form base shelf prospectus dated March 12, 2018, filed with the Canadian securities regulatory authorities in each of the provinces of Canada, which forms a part of and is included in Nutrien’s registration statement on Form F-10, filed in the United States with the Securities and Exchange Commission (the “SEC”) under the multi-jurisdictional disclosure system. A final prospectus supplement in respect of the offering of the senior notes will be filed with the same regulatory authorities in Canada and the SEC.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Advisory

The senior notes are being offered in the United States pursuant to an effective registration statement (including a base shelf prospectus) filed with the SEC. Nutrien has filed a preliminary prospectus supplement related to the offering of the senior notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying base shelf prospectus and other documents that are incorporated by reference therein for more complete information about Nutrien and this offering.

The preliminary prospectus supplement and the accompanying base shelf prospectus are available for free on the SEC website at www.sec.gov. Alternatively, the documents may be obtained by contacting Barclays Capital Inc. toll free at 1-888-603-5847, Goldman Sachs & Co. LLC, Prospectus Department toll free at 1-866-471-2526 or by e-mailing Prospectus-ny@ny.email.gs.com, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the senior notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, forecasts and statements as to management’s expectations with respect to, among other things, the intended use of proceeds of the offering and the timing of closing of the offering. Such forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, as well as various assumptions and business sensitivities, including those risk factors referred to in the preliminary prospectus supplement referenced in this press release and those referred to under the heading “Risk Factors” in Nutrien’s annual information form for the year ended December 31, 2018 and under the heading “Enterprise Risk Management” in management’s discussion and analysis for the year ended December 31, 2018, which may cause actual results, performance or achievements of Nutrien, which includes the offering being delayed or not completed, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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